EXHIBIT II
SUBLICENSE AGREEMENT
     This Sublicense Agreement (the “Sublicense Agreement”), dated as of the 26th of April, 2007, and restated on the 16th of November, 2007 is made by and among FocusSharesTrust (the “Sub-licensee”), International Securities Exchange, LLC (“Licensor”), and Licensee (“Licensee” or “Sub-licensor”).
W I T N E S S E T H :
     WHEREAS, pursuant to that certain License Agreement, dated as of the 26th of April, 2007, and restated as of the 16th of November, 2007, by and between Licensor and Licensee (“License Agreement”), Licensor has granted Licensee a license to use certain copyright, trademark and proprietary rights and trade secrets of Licensor (as further described in the License Agreement, the “Intellectual Property”) in connection with the issuance, sale, marketing and/or promotion of certain financial products (as further defined in the License Agreement, the “Products”);
     WHEREAS, Sublicensee wishes to issue, sell, market and/or promote the Products and to use and refer to the Intellectual Property in connection therewith; and
     WHEREAS, all capitalized terms used herein shall have the meanings assigned to them in the License Agreement unless otherwise defined herein.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:
     1. License. Sublicensor hereby grants to Sublicensee a non-exclusive and non-transferable sublicense to use the Intellectual Property in connection with the issuance, distribution, marketing and/or promotion of the Products (as modified by Appendix A hereto, if applicable).
     2. The Sublicensee acknowledges that it has received and read a copy of the License Agreement (excluding the Schedule setting forth the license fees) and agrees to be bound by all the provisions thereof, including, without limitation, those provisions imposing any obligations on Licensee.
     3. Sublicensee agrees that its obligations under the License Agreement pursuant to Section 2 of this Sublicense Agreement are as principal and shall be unaffected by any defense or claim that Licensee may have against Licensor.
     4. It is the intent of the parties that the substantive law of the State of New York governs this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles. Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought and prosecuted only in the United States District Court for the Southern District of New York or in the Supreme Court in and for the County of New York, and by execution of this Agreement each party hereto submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum.

     IN WITNESS WHEREOF, the parties hereto have executed this Sublicense Agreement as of the date first set forth above.

FOCUSSHARES TRUST

/s/ Michael Voskian

By:	Michael Voskian
Title:	President

FOCUSSHARES LLC

/s/ Erik Liik

By:	Erik Liik
Title:	CEO and President

INTERNATIONAL SECURITIES EXCHANGE, LLC

/s/ Garm Katz

By:	Garm Katz
Title:	COO